May 25, 2005


Mail Stop 4561

Mr. Lawrence Rothstein
Principal Financial Officer
HMG/Courtland Properties, Inc.
1870 S. Bayshore Drive
Coconut Grove, FL 33133

Re:	HMG/Courtland Properties, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Filed March 31, 2005
	File No. 1-07865

Dear Mr. Rothstein:

      We have reviewed your response letter dated May 17, 2005 and have the following additional comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Consolidated Financial Statements

Note 3 - Acquisition of Restaurant, Marina and Office/Retail
Property, Coconut Grove, Florida, page 35

1. We have read your response to prior comment 1. We note that the trademarks and other rights were not acquired but given to the Company on a non-exclusive basis for $100. However, based upon your disclosure on page 35, included in the acquired assets were certain trademarks and other rights in connection with the restaurant and dock slips. These statements appear to be contradictory in nature.
In that regard, explain to us why a purchase price allocation revision and a corresponding adjustment to income are not appropriate. We continue to believe that a trademark or other mark, if registered or otherwise provide legal protection, is an intangible asset that meets the contractual-legal criterion for recognition apart from goodwill. Refer to paragraph A15 of SFAS 141.

*    *    *    *


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


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Mr. Lawrence Rothstein
HMG/Courtland Properties, Inc.
May 25, 2005
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